UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For the month of April 2024.
Commission File Number 33-65728
CHEMICAL AND MINING COMPANY OF CHILE INC.
(Translation of registrant’s name into English)
El Trovador 4285, Santiago, Chile (562) 2425-2000
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F:_X_ Form 40-F

SQM ANNOUNCES EXTRAORDINARY SHAREHOLDER MEETING

Santiago, Chile, April 10, 2024 –Sociedad Química y Minera de Chile S.A. (“SQM”, the “Company”) (NYSE: SQM; Santiago Stock Exchange: SQM-B, SQM-A) informs that its shareholder, Inversiones TLC SpA, an owner of more than 10% of the SQM’s outstanding shares with voting rights, requested to summon a new extraordinary shareholder meeting to discuss and vote on the transaction contemplated in the Memorandum of Understanding signed by SQM and the National Copper Corporation (“Codelco”) dated December 27, 2023, and modified on March 20, 2024 (the “Memorandum”).

The Company’s Board of Directors agreed to summon an extraordinary shareholder meeting for 10:00 a.m. (Chile time) on Wednesday, April 24, 2024 (the “Meeting”), to discuss the transaction contemplated in the Memorandum, in particular:

1.Management report on the status of negotiations between SQM and Codelco, particularly, whether the parties have reached agreement on the terms and conditions of the contracts that are being negotiated pursuant to the conditions set in the Memorandum, including those that were mentioned at the extraordinary shareholder meeting held on March 21, 2024.

2.Management presentation on the merits, opportunities, advantages, disadvantages and risks that the partnership with Codelco could form for SQM, as well as questions and comments from the shareholders. The viewpoints expressed by shareholders shall not possess binding authority upon the management of the Company, nor shall they discharge management from its responsibilities.

3.Discussion on the legal structure under which the partnership with Codelco would be executed, according to the status of the negotiations on the date of the Meeting, and the steps and legal requirements for its approval in accordance with the regulations of the Chilean Corporations Law and the by-laws of SQM.

Without prejudice to the request of the shareholder Inversiones TLC SpA to summon a shareholder meeting to discuss the matters indicated in letters (a), (b) and (c) above, the Company’s Board of Directors agreed not to submit to shareholders the voting of the approval of the partnership with Codelco, given that: (1) up to the current date, there is neither a partnership agreement nor a final legal structure on the transaction with Codelco to be approved; and (2) should the partnership with Codelco ultimately conforms to the terms previously consulted upon with the Chilean Financial Market Commission (Comisión para el Mercado Financiero), it would be appropriate to approve such transaction by the Company’s Board of Directors and not by the shareholders, as dictated by the Chilean Financial Market Commission in the Official Letter N°27,980 dated February 29, 2024.

About SQM
SQM is a global company that is listed on the New York Stock Exchange and the Santiago Stock Exchange (NYSE: SQM; Santiago Stock Exchange: SQM-B, SQM-A). SQM develops and produces diverse products for several industries essential for human progress, such as health, nutrition, renewable energy and technology through innovation and technological development. We aim to maintain our leading world position in the lithium, potassium nitrate, iodine and thermo-solar salts markets.

For further information, contact:

Gerardo Illanes / gerardo.illanes@sqm.com
Irina Axenova / irina.axenova@sqm.com
Isabel Bendeck / isabel.bendeck@sqm.com

For media inquiries, contact:

Maria Ignacia Lopez / ignacia.lopez@sqm.com
Pablo Pisani / pablo.pisani@sqm.com

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHEMICAL AND MINING COMPANY OF CHILE INC.
(Registrant)
Date: April 10, 2024	/s/ Gerardo Illanes
By: Gerardo Illanes
CFO

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